EXHIBIT 3.2
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                        PROPOSED AMENDMENT TO THE BYLAWS
                                       OF
                         MAGELLAN HEALTH SERVICES, INC.

      RESOLVED, that Article 4 of the bylaws is hereby amended by deleting
Section 2 in its entirety and replacing it with the following:

             "SECTION 2. President. The President shall be the Chief Executive
            Officer of the Corporation and in that capacity shall have general management, subject to the control of the Board of Directors, of the business of the Corporation, including the appointment of all officers and employees of the Corporation for whose election or appointment no other provision is made in these By-laws; he shall also have the power, at any time, to discharge or remove any officer or employee of the Corporation other than those officers and employees whose election or appointment is otherwise provided for in these By-laws, subject to the action thereon of the Board of Directors, and shall perform all other duties appropriate to this office. The President shall preside at all meetings of the stockholders and, in the absence of a Chairman or Vice Chairman of the Board (if any) and Lead Director (if any), at all meetings of the Board at which the President is present."

      RESOLVED, that Article 4 of the bylaws is hereby amended by deleting
Section 3 in its entirety and replacing it with the following:

            "SECTION 3. Chief Operating Officer. The Board may designate an officer as the chief operating officer of the Corporation, with such authority and responsibility as the Board may determine."